Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

The following communication was sent to certain Starwood associates and Starwood general managers on March 18, 2016:

Q&A – Superior Proposal and Intention to Terminate

Clearly the developments related to the consortium’s competing offer are big news generating great media interest around the world and many questions from our associates, owners, customers and other stakeholders.  This situation is evolving in real time and we are limited in what we can say, but will continue to share what we know as we can.

1.	What does “Superior Proposal” mean?
●	This means the Starwood Board has determined that the revised $78.00 per share in cash binding and fully financed proposal from the group consisting of Anbang, J.C. Flowers and Primavera Capital is more favorable, from a financial point of view, for our stockholders than the current planned merger with Marriott.
●	The Starwood Board also believes that the proposal provides a high degree of closing certainty.

2.	Have the terms of the Consortium’s offer changed?
●	Yes. The consortium has increased the offer price to $78.00 per share in cash.
●	Pursuant to separate agreements entered into by Starwood, stockholders will receive consideration in the form of ILG shares, currently valued at approximately $5.67 per share from the impending spin-off and merger of Vistana, based on the 20-day VWAP of ILG common stock ending March 17, 2016.

3.	What does this mean for the Marriott merger?
●	Starwood has notified Marriott that our Board plans to terminate the Marriott merger agreement and enter into a definitive agreement with the consortium.
●	Under the terms of our merger agreement with Marriott, Marriott has the right – until March 28, 2016 at 11:59 pm ET – to negotiate revisions that would make it as good as or superior to the consortium’s proposal.
●	While we cannot speculate what Marriott will do, Starwood will negotiate in good faith with Marriott during this period and our Board will consider in good faith any changes they propose.

●	It’s important to note that Starwood is not permitted to enter into the binding agreement with the consortium—or terminate the Marriott agreement—until the negotiation period with Marriott has concluded on March 28.
●	Starwood’s Board has not changed its recommendation in support of Starwood’s merger with Marriott

4.	Does Starwood have to pay the $400 million termination fee if the merger with Marriott is terminated?
●	Our merger agreement with Marriott requires Starwood to pay the $400 million fee in cash if we terminate our agreement with Marriott in order to enter into a transaction for a “superior proposal.”

5.	Does this mean the Board is now recommending the proposal from the Consortium?
●	No. Starwood’s Board has not changed its recommendation in support of Starwood’s merger with Marriott.
●	Starwood has notified Marriott that our Board plans to terminate the Marriott merger agreement and enter into a definitive agreement with the consortium.
●	Under the terms of our merger agreement with Marriott, Marriott has the right – until March 28, 2016 at 11:59 pm ET – to negotiate revisions that would make it as good as or superior to the consortium’s proposal.
●	While we cannot speculate what Marriott will do, Starwood will negotiate in good faith with Marriott during this period and our Board will consider in good faith any changes they propose.

6.	Do you think Marriott will increase its offer?
●	We can’t speculate as to what Marriott will do.
●	Starwood will negotiate in good faith with Marriott during this period and our Board will consider in good faith any changes they propose.

7.	Will the Consortium increase its bid if Marriott matches?
●	We can’t speculate as to what the consortium will do.

8.	What are you hearing from stockholders?
●	We do not comment on stockholder discussions.

9.	If we do end up merging with Marriott, do we still expect the transaction to close mid-2016? Is the stockholder vote still on for the 28th?
●	Our integration work with Marriott continues and we remain on track to close mid-year.
●	In light of these developments and the resulting need for Starwood to be able to provide sufficient time for the filing or mailing of additional information regarding these developments to its stockholders, Starwood is postponing the stockholder meeting, which was scheduled for March 28, 2016, to a date to be determined after consultation with Marriott.

10.	What does this mean for the timing of the spin-off of Vistana?
●	The Vistana spin-off and merger are expected to close on or around April 30, 2016, subject to the satisfaction of certain remaining conditions.

11.	Would there be any regulatory hurdles to the Consortium’s proposal?
●	As with any proposal of this nature, there would be required approvals.

12.	Has the Consortium made any further indication that if a deal is consummated, current management would stay on? What will their bid mean for Starwood employees and their salaries, retention, benefits, etc.?
●	As you know, we’re limited in both what we know and what we can say at this time.

13.	What does this mean for integration planning?
●	Integration planning for our merger with Marriott continues, following the rules of the road that were established at the beginning of the process. Our merger agreement with Marriott remains in effect.

14.	Where do we go from here? What happens next?
●	Our business goals and priorities remain the same. We should all continue to stay focused on our work.
●	While we know uncertainty is distracting, our team has proven time and time again over the last year that we can accomplish a tremendous amount despite the noise.
●	We will continue to update you as we can.

15.	If the consortium bid prevails does that mean we go private? Will this save our jobs and corporate offices? Will our SLT remain intact?
●	Right now we’re focused on the transaction itself and complying with our obligations to Marriott under our merger agreement with them. Once we’ve reached resolution, there will be many implications for our company, our people and our path forward.

Cautionary Statement Regarding Forward Looking Statements
This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriott’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.